Exhibit 99.1

ReneSola Announces Results of Annual General Meeting

JIASHAN, China, August 26, 2013 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading brand in and technology provider of solar photovoltaic (“PV”) products, today announced that all shareholder resolutions proposed at the Company’s 2013 annual general meeting of shareholders (“AGM”) held today were duly passed. Specifically, the shareholders passed resolutions approving:

1.	the increase of the maximum number of shares, at no par value of a single class, the Company is authorized to issue from 500,000,000 to 600,000,000.

2.	the amendment to and restatement of the memorandum of association of the Company to provide for future potential issuances of preferred shares, among other things;

3.	the consolidated financial statements of the Company for the year ended December 31, 2012, together with the reports of the auditors thereon;

4.	the re-election of Mr. Tan Wee Seng as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s current articles of association; and

5.	the re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company until the conclusion of the next general meeting of the shareholders of the Company.

About ReneSola

Founded in 2005, ReneSola (NYSE: SOL) is a leading brand in and technology provider of solar PV products. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

Investor Relations
ReneSola Ltd
Tel: +86-21-62809180 x162/105
E-mail: ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86-10-8520-3073
E-mail: sol@ogilvy.com

In the United States:

Mr. Brian Armentrout

ReneSola America

Tel: +1-603-748-6933

Email: marketing@renesola.com

Mr. Justin Knapp
Ogilvy Financial, U.S.
Tel: +1-616-551-9714
E-mail: sol@ogilvy.com